May 28, 2020

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Phio Pharmaceuticals Corp.
Registration Statement on Form S-1
Filed May 12, 2020
File No. 333-238204

Ladies and Gentlemen:

On behalf of Phio Pharmaceuticals Corp. (“Phio” or the “Company”) and in response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Form S-1 filed with the Commission on May 12, 2020 (the “Registration Statement”) contained in your letter dated May 21, 2020 (the “Comment Letter”), we submit this letter containing the Company’s response to the Comment Letter. In connection with this letter, the Company is filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof. We are separately sending to the Staff a copy of this letter and a version of Amendment No. 1 marked to show the changes made to the Registration Statement.

For your convenience, we have set out the text in bold of the comment from the Comment Letter followed by our response in regular typeface. The page number referenced in the response refers to the page number in Amendment No. 1.

Registration Statement on Form S-1

General

1.	We note that the exclusive jurisdiction provision in your amended and restated certificate of incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please revise to describe this provision and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. With respect to your future filings, we refer to counsel's September 25, 2019 correspondence relating to your Form S-1 filed on August 30, 2019 (File No. 333-233584). We note the representation that you would include disclosure in your next annual report on Form 10-K to reflect that the forum selection provisions do not apply to actions arising under the Exchange Act, Securities Act, or for any other claim for which the federal courts have exclusive jurisdiction; however, we do not see this disclosure in your Form 10-K for the fiscal year ended December 31, 2019.

May 28, 2020

Response:

In response to the Staff’s comment, the disclosure in the Registration Statement on page 4 has been revised to confirm that the forum selection provisions in the Company’s amended and restated certificate of incorporation will not apply to actions arising under the Exchange Act, Securities Act, or for any other claim for which the federal courts have exclusive jurisdiction. The Company will add similar disclosure to its next Quarterly Report on Form 10-Q and in its Annual Report on Form 10-K for the year ending December 31, 2020.

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If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned at (415) 393-8373.

Very truly yours, /s/ Ryan A. Murr Ryan A. Murr

Enclosures

cc:   Gerrit Dispersyn, Chief Executive Officer, Phio Pharmaceuticals Corp.